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                                                                       EXHIBIT 1


[CLARCOR LOGO]


FOR FURTHER INFORMATION CONTACT:
Lawrence E. Gloyd
Chairman of the Board and Chief Executive Officer
Rockford, Illinois
815-962-8867


FOR IMMEDIATE RELEASE
Tuesday, March 24, 1998


               CLARCOR BOARD AUTHORIZES 3-FOR-2 STOCK SPLIT AND
                          REGULAR QUARTERLY DIVIDEND


The Board of Directors of CLARCOR Inc. (NYSE: CLC) declared today a 3-for-2 stock split to be distributed on April 24, 1998 for all shareholders of record on April 10, 1998. After the split, CLARCOR will have approximately 24,281,118 common shares outstanding.

"The split is indicative of the growth and progress CLARCOR has achieved and the Board's belief that CLARCOR will continue to expand profitably in the future," said Lawrence E. Gloyd, Chairman and Chief Executive Officer in making the announcement.

CLARCOR also announced its regular quarterly dividend of $0.165 per share on a pre-split basis. The dividend is payable on April 24, 1998 to all shareholders of record on April 10, 1998. Adjusted for the stock split, the annual common stock dividend rate will be $0.44 per share or $0.11 per quarter.

CLARCOR is based in Rockford, Illinois, and is a diversified marketer and manufacturer of mobile and environmental filtration products and consumer packaging sold to domestic and international markets. Common shares of the Company are traded on the New York Stock Exchange under the symbol CLC.

The statements in this release concerning the company's sales, business performance and prospects are forward-looking statements that involve risk and uncertainties, including changes in product demand, price competition, the effectiveness of plant conversions and productivity improvement programs, the management of both growth and acquisitions and other factors discussed in filings made with the Securities and Exchange Commission.





[LETTERHEAD OF CLARCOR]